Exhibit 99.1

On December 31, 2024, ReTo Eco-Solutions, Inc., a British Virgin Islands business company (the “Company”), disposed of all of its shares in REIT Holdings (China) Limited, a wholly-owned subsidiary of the Company, to Zhao Duan Wen for US$80,000 in total consideration.

The following unaudited condensed pro forma consolidated balance sheet and consolidated statements of Operations and Comprehensive Income (Loss) (the “financial statements”) are based upon the historical financial statements of the Company adjusted to reflect the disposition. The following unaudited condensed pro forma consolidated financial statements of the Company should be read in conjunction with the related notes and with the historical consolidated financial statements of the Company and the related notes included in previous filings with the Securities and Exchange Commission. The unaudited condensed pro forma consolidated balance sheet reflects the disposition as if it occurred on January 1, 2023 while the unaudited condensed pro forma consolidated statements of earnings give effect to the disposition as if it occurred on January 1, 2022, the beginning of the earliest period presented. The pro forma adjustments, described in the related notes, are based on the best available information and certain assumptions that management believes are reasonable.

The unaudited condensed pro forma consolidated financial statements are provided for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have occurred had the disposition for the unaudited condensed pro forma consolidated balance sheet or on January 1, 2022 for the unaudited condensed pro forma consolidated statement of Operations and Comprehensive Income (Loss). For example, these financial statements do not reflect any potential earnings or other impacts from the use of the proceeds from the disposition or cost reductions of previously allocated corporate costs and potential subsequent restructuring charges. Readers should not rely on the unaudited condensed pro forma consolidated financial statements as being indicative of the historical operating results that the Company would have achieved or any future operating results or financial position that it will experience after the transaction closes.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED PRO FORMA CONSOLIDATED BALANCE SHEET

	As of June 30, 2024
		Pro Forma
	Historical	Adjustment(a)	Pro-Forma
ASSETS
Current Assets:
Cash and cash equivalents	$1,552,455	(460,970)	$1,091,485
Accounts receivable, net	636,733	(527,320)	109,413
Accounts receivable, net - related party	105,694	(105,694)	-
Advances to suppliers, net	10,867,426	(693,943)	10,173,483
Advances to suppliers, net - related party	1,500,983	(1,500,079)	904
Inventories, net	281,653	(281,318)	335
Prepayments and other current assets	112,966	(81,413)	31,553
Due from third parties	346,822	(346,822)	-
Deposits for equity acquisition	4,128,000	-	4,128,000
Due from related parties	72,082	-	72,082
Current assets of discontinued operations	-	3,997,559	3,997,559
Total Current Assets	19,604,814	-	19,604,814

Property, plant and equipment, net	7,389,114	(7,360,024)	29,090
Intangible assets, net	4,156,564	(4,156,564)	-
Long-term investment in equity investee	2,226,023	(2,226,023)	-
Right-of-use assets	295,022	(262,686)	32,336
Non-current assets of discontinued operations	-	14,005,297	14,005,297
Total Assets	$33,671,537	-	$33,671,537

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Short-term loans	$5,263,128	(5,263,128)	$-
Advances from customers	2,107,745	(1,856,380)	251,365
Advances from customers-related party	340,381	(114,676)	225,705
Deferred grants - current	187	(187)	-
Accounts payable	2,956,208	(2,921,808)	34,400
Accrued and other liabilities	3,089,936	(1,323,436)	1,766,500
Loans from third parties	3,116,433	(2,918,289)	198,144
Taxes payable	2,009,701	(1,737,696)	272,005
Operating lease liabilities, current	126,838	(126,838)	-
Deferred tax liability	276,452	(276,452)	-
Current liabilities of discontinued operations	-	16,538,890	16,538,890
Total Current Liabilities	19,287,009	-	19,287,009

Loans from third parties-noncurrent	475,546	(475,546)	-
Operating lease liabilities - noncurrent	132,009	(132,009)	-
Non-current liabilities of discontinued operations	-	607,555	607,555
Total Liabilities	19,894,564	-	19,894,564

Commitments and Contingencies

Shareholders’ Equity:
Class A Shares, $0.1 par value, 20,000,000 shares authorized, 3,828,868 shares and 1,205,188 shares issued and outstanding as of June 30, 2024	382,887	-	382,887
Class B Shares, $0.01 par value, 2,000,000 shares authorized, nil shares issued and outstanding as of June 30, 2024	-	-	-
Additional paid-in capital	78,745,720	-	78,745,720
Statutory reserve	1,128,674	-	1,128,674
Accumulated deficit	(64,195,520)	-	(64,195,520)
Accumulated other comprehensive loss	(2,734,390)	-	(2,734,390)
Total Shareholders’ Equity Attributable to ReTo Eco-Solutions, Inc.	$13,327,371	-	$13,327,371

Noncontrolling interest	449,602	-	449,602
Total Shareholders’ Equity	$13,776,973	-	$13,776,973

Total Liabilities and Shareholders’ Equity	$33,671,537	-	$33,671,537

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED PRO FORMA CONSOLIDATED BALANCE SHEET

	As of December 31, 2023
		Pro Forma
	Historical	Adjustment(a)	Pro-Forma
ASSETS
Current Assets:
Cash and cash equivalents	$1,413,669	(1,261,182)	$152,487
Accounts receivable, net	1,062,237	(1,062,237)	-
Accounts receivable, net - related party	108,188	(108,188)	-
Advances to suppliers, net	5,292,114	(5,291,192)	922
Advances to suppliers, net - related party	1,807,965	(1,807,965)	-
Inventories, net	136,191	(136,191)	-
Prepayments and other current assets	285,655	(179,714)	105,941
Due from related parties	358,659	-	358,659
Current assets of discontinued operations	-	9,846,669	9,846,669
Total Current Assets	10,464,678	-	10,464,678

Property, plant and equipment, net	7,761,328	(7,723,749)	37,579
Intangible assets, net	4,449,989	(4,449,857)	132
Long-term investment in equity investee	2,337,451	(2,337,451)	-
Right-of-use assets	231,802	(194,478)	37,324
Non-current assets of discontinued operations	-	14,705,535	14,705,535
Total Assets	$25,245,248	-	$25,245,248

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Short-term loans	$5,387,400	(5,387,400)	$-
Advances from customers	1,712,320	(1,711,034)	1,286
Advances from customers-related party	344,051	(344,051)	-
Deferred grants - current	191	(191)	-
Accounts payable	2,974,650	(2,939,439)	35,211
Accounts payable - related party	3,080		3,080
Accrued and other liabilities	3,663,204	(1,848,218)	1,814,986
Loans from third parties	852,125	(852,125)	-
Taxes payable	1,986,935	(1,732,802)	254,133
Operating lease liabilities, current	89,500	(89,500)	-
Deferred tax liability	299,622	(299,622)	-
Current liabilities of discontinued operations	-	15,204,382	15,204,382
Total Current Liabilities	17,313,078	-	17,313,078

Loans from third parties-noncurrent	2,977,166	(2,864,488)	112,678
Operating lease liabilities - noncurrent	103,830	(103,830)	-
Non-current liabilities of discontinued operations		2,968,318	2,968,318
Total Liabilities	20,394,074	-	20,394,074

Commitments and Contingencies

Shareholders’ Equity:
Class A Shares, $0.1 par value, 20,000,000 shares authorized, 3,828,868 shares and 1,205,188 shares issued and outstanding as of December 31, 2023	120,518	-	120,518
Class B Shares, $0.01 par value, 2,000,000 shares authorized, nil shares issued and outstanding as of December 31, 2023	-	-	-
Additional paid-in capital	68,876,257	-	68,876,257
Statutory reserve	1,072,895	-	1,072,895
Accumulated deficit	(63,461,282)	-	(63,461,282)
Accumulated other comprehensive loss	(2,253,561)	-	(2,253,561)
Total Shareholders’ Equity Attributable to ReTo Eco-Solutions, Inc.	$4,354,827	-	$4,354,827

Noncontrolling interest	496,347	-	496,347
Total Shareholders’ Equity	$4,851,174	-	$4,851,174

Total Liabilities and Shareholders’ Equity	$25,245,248	-	$25,245,248

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED PRO FORMA CONSOLIDATED STATEMENTS OF
OPERATIONS AND COMPREHENSIVE LOSS

	For six months ended June 30, 2024
		Pro-Forma
	Historical	Adjustment(b)	Pro-Forma
Revenues – third party customers	$1,620,008	$(851,647)	$768,361
Revenues – related parties	218,631	(218,631)	-
Total revenues	1,838,639	(1,070,278)	768,361
Cost of revenues – third party customers	1,129,534	(693,728)	435,806
Cost of revenues – related parties	141,624	(141,624)	-
Total Cost	1,271,158	(835,352)	435,806
Gross Profit	567,481	(234,926)	332,555

Operating Expenses:
Selling expenses	133,455	(26,068)	107,387
General and administrative expenses	1,368,407	(710,357)	658,050
(Recovery of) provision for credit losses	63,462	26,122	89,584
Research and development expenses	76,257	(76,257)	-
Total Operating Expenses	1,641,581	(786,560)	855,021

Loss from Operations	(1,074,100)	551,634	(522,466)

Other Income (expenses):
Interest expenses	(255,240)	253,612	(1,628)
Interest income	24,385	(24,173)	212
Other income (expenses), net	629,902	(629,680)	222
Share of losses in equity method investments	(57,960)	57,960	-
Total Other Income (expenses), Net	341,087	(342,281)	(1,194)

Loss Before Income Taxes	(733,013)	209,353	(523,660)
Income Taxes Expense (Benefit)	(16,380)	16,380	-
Net loss from continuing operations	(716,633)	-	(716,633)
Net loss from discontinued operations, net of taxes	-	(192,973)	(192,973)
Net Loss	(716,633)	192,973	(523,660)
Less: net loss attributable to noncontrolling interest	$(38,174)	$38,174	$-
Net loss attributable to ReTo Eco-Solutions, Inc.	(678,459)	-	(678,459)
Continuing operations	(678,459)	154,799	(523,660)
Discontinued operations	-	(154,799)	(154,799)

Comprehensive Loss
Net Loss	$(716,633)	$	$(716,633)
Other comprehensive loss:
Foreign currency translation adjustment	(489,400)		(489,400)
Comprehensive Loss	(1,206,033)		(1,206,033)
Less: comprehensive loss attributable to noncontrolling interest	(46,745)	-	(46,745)
Comprehensive loss attributable to ReTo Eco-Solutions, Inc.	(1,159,288)	-	(1,159,288)

Basic and Diluted Loss Per Share Attributable to ReTo Eco-Solutions, Inc.
Continuing operations	$(0.25)	$0.06	$(0.19)
Discontinued operations	-	(0.06)	(0.06)
Total	(0.25)	-	(0.25)

Weighted Average Number of Shares
Basic and diluted	2,745,361	2,745,361	2,745,361

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED PRO FORMA CONSOLIDATED STATEMENTS OF

OPERATIONS AND COMPREHENSIVE LOSS

	For the year ended June December 31, 2023
		Pro-Forma
	Historical	Adjustment(b)	Pro-Forma
Revenues – third party customers	$3,191,961	$(3,181,180)	$10,781
Revenues – related parties	44,325	(44,325)	-
Total revenues	3,236,286	(3,225,505)	10,781
Cost of revenues – third party customers	2,982,222	(2,972,982)	9,240
Cost of revenues – related parties	43,992	(43,992)	-
Total Cost	3,026,214	(3,016,974)	9,240
Gross Profit	210,072	(208,531)	1,541

Operating Expenses:
Selling expenses	1,194,179	(1,188,240)	5,939
General and administrative expenses	9,406,268	(2,906,328)	6,499,940
(Recovery of) provision for credit losses	(611,158)	588,852	(22,306)
Impairment of long-lived assets	399,097	(399,097)	-
Research and development expenses	1,166,044	(1,166,044)	-
Total Operating Expenses	11,554,430	(5,070,857)	6,483,573

Loss from Operations	(11,344,358)	4,862,326	(6,482,032)

Other Income (expenses):
Interest expenses	(420,514)	351,600	(68,914)
Interest income	25,182	(48,349)	(23,167)
Other income (expenses), net	(4,336,370)	4,336,348	(22)
Gain from dissolution of subsidiaries	37,569	(37,569)	-
Share of losses in equity method investments	(95,031)	95,031	-
Change in fair value convertible debt	47,813	-	47,813
Total Other Income (expenses), Net	(4,741,351)	4,697,061	(44,290)

Loss Before Income Taxes	(16,085,709)	9,559,387	(6,526,322)
Income Taxes Expense (Benefit)	(16,639)	16,639	-
Net loss from continuing operations	(16,069,070)	9,542,748	(6,526,322)
Net loss from discontinued operations, net of taxes	-	(9,542,748)	(9,542,748)
Net Loss	(16,069,070)	-	(16,069,070)
Less: net loss attributable to noncontrolling interest	$(427,335)	$427,335	$-
Net loss attributable to ReTo Eco-Solutions, Inc.	(15,641,735)	(427,335)	(16,069,070)
Continuing operations	(15,641,735)	9,115,413	(6,526,322)
Discontinued Operations	-	(9,115,413)	(9,115,413)

Comprehensive Loss
Net Loss	$(16,069,070)	$-	$(16,069,070)
Other comprehensive loss:
Foreign currency translation adjustment	223,433	-	223,433
Comprehensive Loss	(15,845,637)	-	(15,845,637)
Less: comprehensive loss attributable to noncontrolling interest	(339,231)	-	(339,231)
Comprehensive Loss Attributable to ReTo Eco-Solutions, Inc	$(15,506,406)	$-	$(15,506,406)

Basic and Diluted Loss Per Share Attributable to ReTo Eco-Solutions, Inc.
Continuing operations	$(19.44)	$11.33	$(8.11)
Discontinued operations	-	(11.33)	(11.33)
Total	(19.44)	-	(19.44)

Weighted Average Number of Shares
Basic and diluted	804,566	804,566	804,566

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED PRO FORMA CONSOLIDATED STATEMENTS OF
OPERATIONS AND COMPREHENSIVE LOSS

	For the year ended June December 31, 2022
		Pro-Forma
	Historical	Adjustment(b)	Pro-Forma
Revenues – third party customers	$6,168,798	$(5,964,303)	$204,495
Revenues – related parties	304,875	(304,875)	-
Total revenues	6,473,673	(6,269,178)	204,495
Cost of revenues – third party customers	5,195,159	(4,991,811)	203,348
Cost of revenues – related parties	471,849	(471,849)	-
Total Cost	5,667,008	(5,463,660)	203,348
Gross Profit	806,665	(805,518)	1,147

Operating Expenses:
Selling expenses	3,774,666	(3,820,824)	(46,158)
General and administrative expenses	8,592,966	(2,701,416)	5,891,550
(Recovery of) provision for credit losses	1,710,839	(1,684,857)	25,982
Impairment of goodwill	1,018,870	(1,018,870)	-
Research and development expenses	960,598	(960,598)	-
Total Operating Expenses	16,057,939	(10,186,565)	5,871,374

Loss from Operations	(15,251,274)	9,381,047	(5,870,227)

Other Income (expenses):
Interest expenses	(321,686)	160,710	(160,976)
Interest income	3,234	(37,545)	(34,311)
Other income (expenses), net	177,753	(115,811)	61,942
Gain from dissolution of subsidiaries	508,345	(338,130)	170,215
Share of losses in equity method investments	(46,209)	46,207	(2)
Change in fair value convertible debt	(467,383)	-	(467,383)
Total Other Income (expenses), Net	(145,946)	(284,569)	(430,515)

Loss Before Income Taxes	(15,397,220)	9,096,478	(6,300,742)
Income Taxes Expense (Benefit)	(17,562)	17,562	-
Net loss from continuing operations	(15,379,658)	9,078,916	(6,300,742)
Net loss from discontinued operations, net of taxes	-	(9,078,916)	(9,078,916)
Net Loss	(15,379,658)	-	(15,379,658)
Less: net loss attributable to noncontrolling interest	$(750,603)	$750,603	$-
Net loss attributable to ReTo Eco-Solutions, Inc.	(14,629,055)	-	(14,629,055)
Continuing operations	(14,629,055)	8,328,313	(6,300,742)
Discontinuing operations		(8,328,313)	(8,328,313)

Comprehensive Loss
Net Loss	$(15,379,658)	$-	$(15,379,658)
Other comprehensive loss:
Foreign currency translation adjustment	(1,183,819)	-	(1,183,819)
Comprehensive Loss	(16,563,477)	-	(16,563,477)
Less: comprehensive loss attributable to noncontrolling interest	(680,918)	-	(680,918)
Comprehensive Loss Attributable to ReTo Eco-Solutions, Inc	$(15,882,559)	$-	$(15,882,559)

Basic and Diluted Loss Per Share Attributable to ReTo Eco-Solutions, Inc.
Continuing operations	$(37.7)	$21.46	$(16.24)
Discontinued operations	-	(21.46)	(21.46)
Total	(37.7)	-	(37.7)

Weighted Average Number of Shares
Basic and diluted	388,010	388,010	388,010

NOTES TO UNAUDITED AND UNREVIEWED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The pro forma adjustments are based on preliminary estimates and assumptions by management that may be subject to change. The following adjustments have been reflected in the unaudited condensed pro forma consolidated financial information:

(a) Adjustment to reclassify the assets and liabilities attributable to the discontinued business as of June 30, 2024 and December 31, 2023, respectively.

(b) Adjustment to reclassify the results of operations related to the discontinued business for the six months ended June 30, 2024, for the years ended December 31, 2023 and 2022, respectively.